Petrosearch Energy Corporation
675 Bering Drive, Suite 200
Houston, Texas  77057
(713) 961-9337

February 2, 2009

By Fax:  202-772-9210

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn:  Donna Levy
450 Fifth Street, N.W.
Washington, D.C.  20549-0308

RE:	PETROSEARCH ENERGY CORPORATION
AMENDMENT NUMBER 7 TO FORM S-1 REGISTRATION STATEMENT
(File No. 333-149010)

Dear Ms. Levy:

On behalf of Petrosearch Energy Corporation (the “Company”), I hereby request that the effectiveness of the Registration Statement referred to above be accelerated to 4:00 p.m., Eastern Standard Time on Wednesday, February 4, 2009, or as soon thereafter as practicable.

The Company acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any additional information, please contact me at your earliest convenience.  I thank you in advance for your attention to this matter.

Very truly yours,

/s/ David J. Collins

David J. Collins
Chief Financial Officer